Exhibit 3.2.2

SECTION 2.7 OF ARTICLE 2 OF THE BYLAWS OF LEGGETT & PLATT, INCORPORATED, AS AMENDED THROUGH NOVEMBER 5, 2013, MARKED TO SHOW THE ADDITION TO THE PRIOR BYLAW PROVISION, AS AMENDED THROUGH NOVEMBER 10, 2011

ARTICLE 2. DIRECTORS

Section 2.7 Compensation of Directors.

(a) Directors and members of any committee of the Board of Directors shall be entitled to such reasonable compensation and fees for their services as such as shall be fixed from time to time by resolution of the Board of Directors and shall also be entitled to reimbursement for any reasonable expenses incurred in attending meetings of the Board of Directors and any committee thereof; provided, that nothing herein contained shall be construed to preclude any Director from serving the Corporation in any other capacity and receiving compensation therefor.

(b) No person shall qualify for service as a director of the Corporation if he or she is a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with candidacy or service as a director of the Corporation.